Filed pursuant to Rule 433. Registration Statement Nos. 333-162193 and 333-162193-01.

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS Gold Trendpilot™ ETN (TBAR)



The RBS Gold Trendpilot™ Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of The Royal Bank of Scotland N.V. (RBS NV), and are fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS Holdings to pay, and are also subject to market risk.

RBS ETNs track the RBS Gold Trendpilot™ Index (USD) (the "Index"). The Index utilizes a systematic trend-following strategy to provide exposure to either the Price of Gold Bullion or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate"). The Index is designed to provide exposure to the Price of Gold Bullion in positive trending markets and exposure to the Cash Rate in negative trending markets using an objective and transparent methodology.

RBS Gold Trendpilot™ Index Methodology

If the Price of Gold Bullion is **at or above** its historical 200-index business day simple moving average for five consecutive business days

A positive trend is established: The Index will track the Price of Gold Bullion

If the Price of Gold Bullion is **below** its historical 200-index business day simple moving average for five consecutive business days

A negative trend is established: The Index will track the Cash Rate

If neither of the above conditions is satisfied, the trend of the Index will be the same as the trend of the Index on the immediately preceeding index business day. The Index will implement any trend reversal at the open of trading on the second index business day immediately following the index business day on which the index trend switches from positive to negative or from negative to positive, as the case may be.

Illustration of the Trendpilot™ Index Methodology

Hypothetical Price of Gold Bullion

Hypothetical 200-index business day simple moving average

The RBS Gold Trendpilot™ Index will alternate between tracking the Price of Gold Bullion and the Cash Rate, depending on the performance of the Price of Gold Bullion relative to its 200-index business day simple moving average (as described above).


Positive Trend:
Index tracking Price of Gold Bullion
Negative Trend:
Index tracking Cash Rate
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Price of Gold Bullion or the Index, and is not an indication of how the Price of Gold Bullion or the Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland N.V.
Guarantor	RBS Holdings N.V.
Ticker	TBAR
Intraday Indicative Value Ticker	TBAR.IV
CUSIP	78009L407
ISIN	US78009L4077
Primary Exchange	NYSE Arca
Maturity	2/15/2041
Index	RBS Gold Trendpilot™ Index (USD) (Bloomberg symbol: "TPGLDUT <Index>"), which tracks the Price of Gold Bullion or the Cash Rate depending on the relative performance of the Price of Gold Bullion on a simple historical moving average basis.
Price of Gold Bullion	London Gold PM Fixing Price in USD published by the London Bullion Market Association (Bloomberg page: "GOLDLNPM Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Price of Gold Bullion: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS NV for repurchase on any business day on or prior to 2/7/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 2/13/2041.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TBAR*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more

Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS

Historical Performance and Standard Deviation (%) – as of 9/30/2011

	1-MONTH (%)	3-MONTH (%)	YEAR-TO-DATE (%)	SINCE RBS ETN INCEPTION (2/17/11) (%)	STD. DEVIATION ANNUALIZED SINCE INCEPTION (%)[3]
RBS Gold Trendpilot™ ETN Daily Redemption Value[1]	-10.74	7.33	–	16.75	–
RBS Gold Trendpilot™ Index[2]	-10.67	7.61	–	17.48	21.94
Price of Gold Bullion	-10.67	7.61	–	17.48	21.94
Cash rate on 9/30/11 was 0.020%	–	–	–	–	–

The chart above presents the actual performance of the Index, the RBS ETNs, and the Price of Gold Bullion over the specified periods. Past performance does not guarantee future results. **For information regarding the performance of the Index, see pages PS-33 to PS-36 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC).**

[1] Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the Index is tracking the Cash Rate. [2] Since the inception date of the RBS ETNs, the Index has tracked the Price of Gold Bullion and has remained in a positive trend, without any trend reversal. Consequently, the historical performance of the Index over the time periods specified above is identical to the Price of Gold Bullion. In a negative trending market the Index trend is expected to switch from positive to negative, and the Index is expected to experience trend reversals in volatile markets, switching from a positive to negative or from negative to positive, as the case may be. The Index performance will not always be the same as the Price of Gold Bullion, could underperform the Price of Gold Bullion, and may track the Cash Rate for extended periods of time in a low interest rate environment. Does not include any fees, transaction costs or expenses. [3] Based on daily returns. Standard deviation is a measure of volatility and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility).

Gold Bullion Performance



Price of Gold Bullion
Price of Gold Bullion 200-Index business day simple moving average
2,000
1,500
1,000
500
0
75
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
11

The graph to the left is the historical performance of the Price of Gold Bullion and its 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot™ Index performance.

	1976	1977	1978	1979	1980	1981	1982	1983	1984	1985	1986	1987
Price of Gold Bullion	4.10	22.64	37.01	126.55	15.19	-32.60	14.94	-16.31	-19.38	6.00	18.96	24.53
Cash Rate (Year-End)	4.30%	6.15%	9.34%	12.07%	14.99%	11.04%	7.98%	8.94%	7.75%	7.02%	5.49%	5.96%
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**
Price of Gold Bullion	-15.26	-2.84	-3.11	-8.56	-5.73	17.68	-2.17	0.98	-4.59	-21.41	-0.83	0.85
Cash Rate (Year-End)	8.22%	7.77%	6.53%	3.91%	3.24%	3.06%	5.57%	4.91%	5.08%	5.43%	4.52%	5.30%
	2000	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	
Price of Gold Bullion	-5.44	0.75	25.57	19.89	4.65	17.77	23.20	31.92	4.32	25.04	29.24	
Cash Rate (Year-End)	5.70%	1.71%	1.19%	0.89%	2.23%	3.91%	4.88%	3.31%	0.05%	0.11%	0.18%	

The table above does not reflect any Trendpilot™ Index performance. The Trendpilot™ Index performance is not the same as the performance of the Price of Gold Bullion. The Trendpilot™ Index may underperform the Price of Gold Bullion over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Price of Gold Bullion, and is expected to perform poorly in volatile markets. Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS Holdings N.V. (RBS Holdings) have each filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in the registration statement and other documents that have been filed with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS NV, RBS Holdings, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Gold Trendpilot™ Index (USD) (Index) is the property of The Royal Bank of Scotland plc, which has contracted with Standard & Poor's Financial Services LLC (S&P) to maintain and calculate the Index.

S&P shall have no liability for any errors or omissions in calculating the Index. "Standard & Poor's®" and "S&P®" are registered trademarks of S&P. "Calculated by S&P Custom Indices" and its related stylized mark are service marks of S&P and have been licensed for use by RBSSI and its affiliates. The RBS ETNs are not sponsored, endorsed, sold or promoted by S&P or its affiliates, and neither S&P nor its affiliates make any representation regarding the advisability of investing in the RBS ETNs.

CALCULATED BY S&P CUSTOM INDICES

TBAR LISTED NYSE ARCA

Copyright © 2011 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated October 4, 2011